EXHIBIT 99.13

AUDITORS’ REPORT TO THE MEMBERS OF INFOSYS TECHNOLOGIES LIMITED

We have audited the attached Balance Sheet of Infosys Technologies Limited (the Company) as at March 31, 2004, the Profit and Loss Account and Cash Flow Statement of the Company for the year ended on that date, annexed thereto. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in India. Those Standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

As required by the Companies (Auditor’s Report) Order, 2003, issued by the Central Government of India in terms of sub-section (4A) of Section 227 of the Companies Act, 1956, we enclose in the Annexure a statement on the matters specified in paragraphs 4 and 5 of the said Order.

Further to our comments in the Annexure referred to above, we report that:

(a)	we have obtained all the information and explanations which to the best of our knowledge and belief were necessary for the purposes of our audit;

(b)	in our opinion, proper books of account as required by law have been kept by the Company so far as appears from our examination of those books;

(c)	the Balance Sheet, the Profit and Loss Account and the Cash Flow Statement dealt with by this report are in agreement with the books of account;

(d)	in our opinion, the Balance Sheet, the Profit and Loss Account and the Cash Flow Statement dealt with by this report comply with the Accounting Standards referred to in sub-section (3C) of section 211 of the Companies Act, 1956;

(e)	on the basis of written representations received from the directors, as on March 31, 2004, and taken on record by the Board of Directors, we report that none of the directors is disqualified as on March 31, 2004 from being appointed as a director in terms of Section 274(1)(g) of the Companies Act, 1956;

(f)	in our opinion and to the best of our information and according to the explanations given to us, the said accounts give the information required by the Companies Act, 1956, in the manner so required and give a true and fair view in conformity with the accounting principles generally accepted in India:

(i)	in the case of the Balance Sheet, of the state of affairs of the Company as at March 31, 2004;

(ii)	in the case of the Profit and Loss Account, of the profit of the Company for the year ended on that date; and

(iii)	in the case of the Cash Flow Statement, of the cash flows of the Company for the year ended on that date.

for Bharat S Raut & Co.
Chartered Accountants

S Balasubrahmanyam
Partner
Membership No. 53315

Bangalore
April 13, 2004

ANNEXURE TO THE AUDITORS’ REPORT

The Annexure referred to in the auditors’ report to the members of Infosys Technologies Limited (the Company) for the year ended March 31, 2004. We report that:

1.	The Company has maintained proper records showing full particulars, including quantitative details and situation of fixed assets.

The Company has a phased programme of physical verification of its fixed assets which, in our opinion, is reasonable having regard to the size of the Company and the nature of its assets. Management has physically verified certain fixed assets during the year. No material discrepancies were noticed on such verification.

Fixed assets disposed off during the year were not substantial and therefore do not affect the going concern assumption.

2.	The Company’s nature of operations does not require it to hold inventories. Consequently, clause 4(ii) of the Companies (Auditor’s Report) Order, 2003 (‘the Order’) is not applicable.

3.	The Company has neither granted nor taken any loans, secured or unsecured to or from companies, firms or other parties covered in the register maintained under section 301 of the Companies Act, 1956.

4.	In our opinion and according to the information and explanations given to us, there are adequate internal control procedures commensurate with the size of the Company and the nature of its business for purchase of fixed assets. The activities of the Company do not involve purchase of inventory and the sale of goods. We have not noted any major weakness in the internal controls during the course of the audit.

5.	In our opinion and according to the information and explanations given to us, the transactions that needs to be entered in the register in pursuance of section 301 of the Act have been entered and the transactions have been made at prices which are reasonable having regard to the prevailing market prices at the relevant time.

6.	The Company has not accepted any deposits from the public and consequently, the directives issued by the Reserve Bank of India, the provisions of Sections 58A and 58AA of the Companies Act, 1956 and the rules framed thereunder are not applicable.

7.	In our opinion, the Company has an internal audit system commensurate with its size and the nature of its business.

8.	According to the information and explanations given to us, the Central Government has not prescribed the maintenance of cost records under clause (d) of sub-section (1) of Section 209 of the Companies Act, 1956 in respect of services carried out by the Company.

9.	According to the information and explanations given to us and on the basis of our examination of the books of account, the Company has been regular in depositing undisputed statutory dues including provident fund, income-tax, sales-tax, customs duty, investor education and protection fund, wealth and any other statutory dues during the year with the appropriate authorities. As explained to us, the Company did not have any dues on account of employee state insurance, excise duty and cess.

According to the information and explanations given to us, no undisputed dues payable in respect of income-tax, sales tax, wealth tax, customs duty and cess were outstanding at 31 March 2004 for a period of more than six months from the date they became payable .

According to the information and explanations given to us, there are no dues in respect of sales tax, income tax, sales tax, customs duty, wealth tax, excise duty, and cess that have not been deposited with the appropriate authorities on account of any dispute.

10.	The Company does not have any accumulated losses at the end of the financial year and has not incurred cash losses in the financial year and in the financial year immediately preceding such financial year.

11.	The Company has neither taken any loans from a financial institution and a bank nor issued any debentures.

12.	The Company has not granted loans and advances on the basis of security by way of pledge of shares, debentures and other securities.

13.	The Company is not a chit fund, nidhi, mutual benefit fund or a society.

14.	According to the information and explanations given to us, the Company is not dealing or trading in shares, securities, debentures and other investments.

15.	According to the information and explanations given to us, the Company has not given any guarantee for loans taken by others from banks or financial institutions.

16.	The Company has not obtained any term loans.

17.	According to the information and explanations given to us, the Company has not raised any funds on short-term or long-term basis. All assets have been funded by shareholders’ funds.

18.	The Company has not made any preferential allotment of shares to parties and companies covered in the register maintained under section 301 of the Act.

19.	The Company has not issued any debentures.

20.	The Company has not raised any money by public issues during the year.

21.	According to the information and explanations given to us, no fraud on or by the Company has been noticed or reported during the year.

for Bharat S Raut & Co.
Chartered Accountants

S Balasubrahmanyam
Partner
Membership No. 53315

Bangalore
April 13, 2004

Indian GAAP Financial Statements

INFOSYS TECHNOLOGIES LIMITED

		in Rs. crore
Balance Sheet as at	Schedules	March 31, 2004	March 31, 2003
SOURCES OF FUNDS
SHAREHOLDERS’ FUNDS
Share capital	1	33.32	33.12
Reserves and surplus	2	3,220.11	2,827.53

		3,253.43	2,860.65

APPLICATION OF FUNDS
FIXED ASSETS	3
Original cost		1,570.23	1,273.31
Less: Depreciation and amortization		803.41	577.15

Net book value		766.82	696.16
Add: Capital work-in-progress		203.48	76.56

		970.30	772.72
INVESTMENTS	4	1,027.38	33.20
DEFERRED TAX ASSETS	5	35.63	36.81
CURRENT ASSETS, LOANS AND ADVANCES
Sundry debtors	6	632.51	512.14
Cash and bank balances	7	1,638.01	1,336.23
Loans and advances	8	833.12	872.78

		3,103.64	2,721.15
Less: Current liabilities	9	560.44	315.25
Provisions	10	1,323.08	387.98

NET CURRENT ASSETS		1,220.12	2,017.92

		3,253.43	2,860.65

SIGNIFICANT ACCOUNTING POLICIES AND NOTES ON ACCOUNTS	22

The schedules referred to above and the notes thereon form an integral part of the balance sheet.

This is the balance sheet referred to in our report of even date.

for Bharat S Raut & Co.
Chartered Accountants

S. Balasubrahmanyam Partner Membership No. 53315	N. R. Narayana Murthy Chairman and Chief Mentor	Nandan M. Nilekani Chief Executive Officer, President and Managing Director	S. Gopalakrishnan Chief Operating Officer and Deputy Managing Director	Deepak M. Satwalekar Director

	Marti G. Subrahmanyam Director	Philip Yeo Director	Omkar Goswami Director	Larry Pressler Director

	Rama Bijapurkar Director	Claude Smadja Director	Sridar A. Iyengar Director	K. Dinesh Director

	S. D. Shibulal Director	T. V. Mohandas Pai Director and Chief Financial Officer	Srinath Batni Director	V. Balakrishnan Company Secretary and Vice President – Finance

Bangalore
April 13, 2004

Indian GAAP Financial Statements

INFOSYS TECHNOLOGIES LIMITED

		in Rs. crore, except per share data
Profit and Loss Account for the year ended	Schedules	March 31, 2004	March 31, 2003
INCOME
Software services and products
Overseas		4,694.69	3,543.51
Domestic		66.20	79.18

		4,760.89	3,622.69
SOFTWARE DEVELOPMENT EXPENSES	11	2,495.31	1,813.30

GROSS PROFIT		2,265.58	1,809.39
SELLING AND MARKETING EXPENSES	12	335.08	266.98
GENERAL AND ADMINISTRATION EXPENSES	13	346.85	270.37

		681.93	537.35
OPERATING PROFIT BEFORE INTEREST, DEPRECIATION AND AMORTIZATION		1,583.65	1,272.04
Interest		—	—
Depreciation and amortization		230.90	188.95

OPERATING PROFIT AFTER INTEREST, DEPRECIATION AND AMORTIZATION		1,352.75	1,083.09
Other income	14	127.39	99.61
Provision for investments		9.67	23.77

NET PROFIT BEFORE TAX		1,470.47	1,158.93
Provision for taxation	15	227.00	201.00

NET PROFIT AFTER TAX		1,243.47	957.93

AMOUNT AVAILABLE FOR APPROPRIATION		1,243.47	957.93
DIVIDEND
Interim		96.09	82.76
Final		99.96	96.05
One-time special dividend		666.41	—
Total dividend		862.46	178.81
Dividend tax		110.50	12.30
Amount transferred - general reserve		200.00	766.82
Balance retained in Profit and Loss account		70.51	—

		1,243.47	957.93

EARNINGS PER SHARE (Equity shares, par value Rs. 5/- each)
Basic		187.38	144.68
Diluted		185.05	143.37
Number of shares used in computing earnings per share
Basic		6,63,61,944	6,62,11,068
Diluted		6,71,96,754	6,68,16,821

SIGNIFICANT ACCOUNTING POLICIES AND NOTES ON ACCOUNTS	22

The schedules referred to above and the notes thereon form an integral part of the profit and loss account.

This is the profit and loss account referred to in our report of even date.

For Bharat S Raut & Co.
Chartered Accountants

S. Balasubrahmanyam Partner Membership No. 53315	N. R. Narayana Murthy Chairman and Chief Mentor	Nandan M. Nilekani Chief Executive Officer, President and Managing Director	S. Gopalakrishnan Chief Operating Officer and Deputy Managing Director	Deepak M. Satwalekar Director

	Marti G. Subrahmanyam Director	Philip Yeo Director	Omkar Goswami Director	Larry Pressler Director

	Rama Bijapurkar Director	Claude Smadja Director	Sridar A. Iyengar Director	K. Dinesh Director

	S. D. Shibulal Director	T. V. Mohandas Pai Director and Chief Financial Officer	Srinath Batni Director	V. Balakrishnan Company Secretary and Vice President - Finance

Bangalore
April 13, 2004

Indian GAAP Financial Statements

INFOSYS TECHNOLOGIES LIMITED

		in Rs. crore
Cash flow statement for the year ended	Schedule	March 31, 2004	March 31, 2003
CASH FLOWS FROM OPERATING ACTIVITIES
Profit before tax		1,470.47	1,158.93
Adjustments to reconcile profit before tax to cash provided by operating activities
(Profit)/Loss on sale of fixed assets		(0.04)	—
Depreciation and amortization		230.90	188.95
Interest and dividend income		(100.28)	(78.05)
Provisions on long-term investments		9.67	23.77
Exchange differences on translation of foreign currency cash and cash equivalents		6.59	(0.97)
Changes in current assets and liabilities
Sundry debtors		(120.37)	(175.41)
Loans and advances	16	(1.34)	(127.63)
Current liabilities and provisions	17	245.50	158.46
Income taxes paid during the year	18	(107.13)	(232.09)

NET CASH GENERATED BY OPERATING ACTIVITIES		1,633.97	915.96

CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds on exercise of stock options		122.27	13.52
Dividends paid during the year, including dividend tax		(216.75)	(165.49)

NET CASH USED IN FINANCING ACTIVITIES		(94.48)	(151.97)

CASH FLOWS FROM INVESTING ACTIVITIES
Purchases of fixed assets and change in capital work-in-progress	19	(429.87)	(219.26)
Proceeds on disposal of fixed assets		1.43	0.33
Investments in securities	20	(1,003.85)	(12.53)
Interest and dividend income		100.28	78.05

NET CASH USED IN INVESTING ACTIVITIES		(1,332.01)	(153.41)

Effect of exchange differences on translation of foreign currency cash and cash equivalents		(6.59)	0.97

Net (decrease)/increase in cash and cash equivalents during the year		200.89	611.55
CASH AND CASH EQUIVALENTS AT THE BEGINNING OF THE PERIOD/YEAR		1,638.51	1,026.96

CASH AND CASH EQUIVALENTS AT THE END OF THE YEAR	21	1,839.40	1,638.51

SIGNIFICANT ACCOUNTING POLICIES AND NOTES ON ACCOUNTS	22

The schedules referred to above and the notes thereon form an integral part of the cash flow statement.

This is the Cash Flow Statement referred to in our report of even date.

for Bharat S Raut & Co.
Chartered Accountants

S. Balasubrahmanyam Partner Membership No. 53315	N. R. Narayana Murthy Chairman and Chief Mentor	Nandan M. Nilekani Chief Executive Officer, President and Managing Director	S. Gopalakrishnan Chief Operating Officer and Deputy Managing Director	Deepak M. Satwalekar Director

	Marti G. Subrahmanyam Director	Philip Yeo Director	Omkar Goswami Director	Larry Pressler Director

	Rama Bijapurkar Director	Claude Smadja Director	Sridar A. Iyengar Director	K. Dinesh Director

	S. D. Shibulal Director	T. V. Mohandas Pai Director and Chief Financial Officer	Srinath Batni Director	V. Balakrishnan Company Secretary and Vice President - Finance

Bangalore
April 13, 2004

Indian GAAP Financial Statements

INFOSYS TECHNOLOGIES LIMITED

		in Rs. crore
Schedules to the Balance Sheet as at		March 31, 2004	March 31, 2003
1.	SHARE CAPITAL
	AUTHORIZED
	Equity shares, Rs. 5/- par value 10,00,00,000 equity shares	50.00	50.00

	ISSUED, SUBSCRIBED AND PAID UP
	Equity shares, Rs. 5/- par value* 6,66,41,056 (6,62,43,078) equity shares fully paid up [Of the above, 5,78,88,200 (5,78,88,200) equity shares, fully paid up have been issued as bonus shares by capitalization of the general reserve]	33.32	33.12

		33.32	33.12

	Forfeited shares amounted to Rs. 1,500/- (Rs. 1,500/-)
* for details of options in respect of the above shares, refer to note 22.2.13
2.	RESERVES AND SURPLUS
	Capital reserve	5.94	5.94

	Share premium account as at April 1,	338.83	325.34
	Add: received during the year on exercise of
	stock options issued to employees	122.07	13.49

		460.90	338.83

	General reserve as at April 1,	2,482.76	1,715.94
	Add: Transfer from the profit & loss account	200.00	766.82

		2,682.76	2,482.76

	Balance in Profit and Loss account	70.51	—

		3,220.11	2,827.53

Indian GAAP Financial Statements

INFOSYS TECHNOLOGIES LIMITED

Schedules to the Balance Sheet

3. FIXED ASSETS

	in Rs. crore
	Original cost				Depreciation and amortization				Net book value
	Cost as at	Additions	Deletions	Cost as at	As at		Deductions	As at	As at	As at
	April 1,	during the	during the	March 31,	April 1,	For the	during the	March 31,	March 31,	March 31
Particulars	2003	Year	Year	2004	2003	year	year	2004	2004	2003
Land – free-hold*	15.88	4.17	—	20.05	—	—	—	—	20.05	15.88
– lease-hold	31.40	38.80	—	70.20	—	—	—	—	70.20	31.40
Buildings*	385.53	74.08	—	459.61	51.11	29.36	—	80.47	379.14	334.42
Plant and machinery*	227.32	54.33	0.26	281.39	113.66	51.62	0.18	165.10	116.29	113.66
Computer equipment	361.73	88.86	5.73	444.86	298.51	69.71	4.43	363.79	81.07	63.22
Furniture and fixtures*	208.97	42.62	0.04	251.55	102.27	49.39	0.02	151.64	99.91	106.70
Vehicles	0.35	0.08	—	0.43	0.22	0.05	—	0.27	0.16	0.13
Intangible assets
Intellectual property rights	42.13	0.02	—	42.15	11.38	30.77	—	42.15	—	30.75

	1,273.31	302.96	6.03	1,570.24	577.15	230.90	4.63	803.42	766.82	696.16

Previous year	960.60	317.86	5.15	1,273.31	393.03	188.95	4.83	577.15

Note: Buildings include Rs. 250/- being the value of 5 shares of Rs. 50/- each in Mittal Towers Premises Co-operative Society Limited.

* includes certain assets provided on operating lease to Progeon Limited, a subsidiary company under the same management. Please refer to note 22.2.6 for details

Indian GAAP Financial Statements

INFOSYS TECHNOLOGIES LIMITED

		in Rs. crore
Schedules to the Balance Sheet as at		March 31, 2004	March 31, 2003
4.	INVESTMENTS
	Trade (unquoted) - at cost
	Long- term investments*	30.01	53.98
	Less: Provision for investments	27.97	33.03

		2.04	20.95
	Subsidiaries, at cost
	Progeon Limited, India, a subsidiary company under the same Management 2,44,99,993 (1,22,49,993) equity shares of Rs. 10/- each, fully paid, Par value of Rs. 10/- each	24.50	12.25
	Infosys Technologies (Shanghai) Co. Limited, China	4.55	—
	Infosys Technologies (Australia) Pty Limited, Australia 1,01,08,869 (nil) equity shares of Aus $0.11 par value, fully paid,	66.69	—

		95.74	12.25
	Non-trade (unquoted), at the lower of cost and fair value, current investments
	Money market mutual funds	929.60	—

		1,027.38	33.20

	Aggregate of unquoted investments - carrying value / cost	1,027.38	33.20
* refer to note 22.2.19 for details of investments
5.	DEFERRED TAX ASSETS
	Fixed assets	26.89	22.43
	Investments	6.60	12.10
	Sundry debtors	2.14	2.28

		35.63	36.81

6.	SUNDRY DEBTORS
	Debts outstanding for a period exceeding six months
	Unsecured
	considered doubtful	9.07	14.09
	Other debts
	Unsecured
	considered good*	632.51	512.14
	considered doubtful	4.29	0.22

		645.87	526.45
	Less: Provision for doubtful debts	13.36	14.31

		632.51	512.14

* Due from Progeon Limited, India, a subsidiary company under the same management		—	—
Includes dues from companies where directors are interested		—	—
7.	CASH AND BANK BALANCES
	Cash on hand	—	0.01
	Balances with scheduled banks
	In current accounts *	179.25	50.76
	In deposit accounts in Indian rupees	1,299.28	1,129.53
	In deposit accounts in foreign currency	—	—
	Balances with non-scheduled banks**
	In deposit accounts in foreign currency	0.04	—
	In current accounts in foreign currency	159.44	155.93

		1,638.01	1,336.23

*includes balance in unclaimed dividend account		1.98	1.60
*includes balance in escrow account		0.04	—
** refer to note 22.2.16 for details of balances in non-scheduled banks

Indian GAAP Financial Statements

INFOSYS TECHNOLOGIES LIMITED

		in Rs. crore
Schedules to the Balance Sheet as at		March 31, 2004	March 31, 2003
8.	LOANS AND ADVANCES
	Unsecured, considered good
	Advances
	prepaid expenses	37.32	18.38
	for supply of goods and rendering of services	5.83	1.77
	Others*	4.51	3.28

		47.66	23.43
	Unbilled revenues	92.86	91.64
	Advance income tax	349.88	289.99
	Loans and advances to employees **
	housing and other loans	83.26	102.51
	salary advances	33.62	33.93
	Electricity and other deposits	9.08	13.37
	Rental deposits	14.93	13.57
	Deposits with financial institutions and body corporate	201.39	302.28
	Other assets	0.44	2.06

		833.12	872.78
	Unsecured, considered doubtful
	Loans and advances to employees	0.09	0.41

		833.21	873.19
	Less: Provision for doubtful loans and advances to employees	0.09	0.41

		833.12	872.78

* includes dues from Infosys Technologies (Shanghai) Co. Limited, China		0.85	—
** includes dues by non-director officers of the company		—	0.06
Maximum amounts due by non-director officers at any time during the year		—	0.08
9.	CURRENT LIABILITIES
	Sundry creditors
	for goods*	11.36	1.17
	for accrued salaries and benefits
	salaries	14.58	15.61
	bonus and incentives	239.80	76.98
	leave provisions	41.45	27.47
	for other liabilities
	provision for expenses	59.41	56.11
	retention monies	6.88	5.33
	withholding and other taxes payable	34.70	23.30
	for purchase of intellectual property rights	19.21	24.80
	others	3.02	5.78

		430.41	236.55
	Advances received from clients	65.19	15.25
	Unearned revenue	62.86	61.85
	Unclaimed dividend	1.98	1.60

		560.44	315.25

* includes dues to Subsidiary companies
- Infosys Technologies (Australia) Pty Limited, Australia		11.34	—
10.	PROVISIONS
	Proposed dividend	766.37	96.05
	Provision for
	Tax on dividend	98.19	12.30
	Income taxes	453.39	274.81
	Post-sales client support	5.13	4.82

		1,323.08	387.98

Indian GAAP Financial Statements

INFOSYS TECHNOLOGIES LIMITED

		in Rs. crore
Schedules to the Profit and Loss Account for the year ended		March 31, 2004	March 31, 2003
11.	SOFTWARE DEVELOPMENT EXPENSES
	Salaries and bonus including overseas staff expenses	2,015.47	1,433.85
	Staff welfare	13.17	7.91
	Contribution to provident and other funds	49.90	31.94
	Overseas travel expenses	168.19	162.66
	Consumables	8.94	6.25
	Cost of software packages
	for own use	64.84	54.75
	for service delivery to clients	16.04	12.99
	Consultancy charges	109.89	75.86
	Computer maintenance	11.89	9.33
	Communication expenses	32.18	23.94
	Provision for post-sales client support	0.30	(6.18)
	Rent	4.50	—

		2,495.31	1,813.30

12.	SELLING AND MARKETING EXPENSES
	Salaries and bonus including overseas staff expenses	207.25	141.73
	Staff welfare	0.59	0.62
	Contribution to provident and other funds	1.73	1.34
	Overseas travel expenses	40.45	45.16
	Consumables	0.19	0.21
	Cost of software packages for own use	0.18	0.21
	Computer maintenance	0.02	0.01
	Communication expenses	0.01	0.50
	Traveling and conveyance	1.43	1.19
	Rent	15.19	4.79
	Telephone charges	5.06	5.35
	Professional charges	5.75	10.63
	Printing and stationery	0.99	1.43
	Advertisements	0.53	1.04
	Brand building	34.23	29.05
	Office maintenance	0.24	2.72
	Repairs to plant & machinery	—	0.02
	Power and fuel	0.04	0.22
	Insurance charges	0.11	0.20
	Rates and taxes	0.08	0.27
	Bank charges and commission	0.02	0.09
	Commission charges	7.27	10.58
	Marketing expenses	5.99	6.72
	Sales promotion expenses	0.69	0.46
	Other miscellaneous expenses	7.04	2.44

		335.08	266.98

Indian GAAP Financial Statements

INFOSYS TECHNOLOGIES LIMITED

		in Rs. crore
Schedules to the Profit and Loss Account for the year ended		March 31, 2004	March 31, 2003
13.	GENERAL AND ADMINISTRATION EXPENSES
	Salaries and bonus including overseas staff expenses	73.11	56.24
	Contribution to provident and other funds	4.64	3.49
	Overseas travel expenses	6.36	7.78
	Traveling and conveyance	22.27	16.76
	Rent	19.19	24.51
	Telephone charges	29.21	21.34
	Legal and professional charges	33.92	37.99
	Printing and stationery	5.87	4.80
	Advertisements	5.50	5.15
	Office maintenance	28.83	20.13
	Repairs to building	10.28	7.27
	Repairs to plant and machinery	4.85	4.75
	Power and fuel	28.68	22.38
	Insurance charges	23.73	9.83
	Rates and taxes	5.38	5.14
	Donations	14.29	6.09
	Auditor’s remuneration
	statutory audit fees	0.31	0.27
	certification charges	0.03	0.03
	others	0.24	—
	out-of-pocket expenses	0.02	0.02
	Provision for bad and doubtful debts	15.99	0.73
	Provision for doubtful loans and advances	0.14	(0.07)
	Bank charges and commission	0.73	0.66
	Commission to non-whole time directors	1.49	1.12
	Postage and courier	3.91	3.99
	Books and periodicals	1.51	1.42
	Research grants	0.54	—
	Freight charges	0.84	0.58
	Professional membership and seminar participation fees	3.57	3.55
	Other miscellaneous expenses	1.42	4.42

		346.85	270.37

14.	OTHER INCOME
	Interest received on deposits with banks and others*	82.88	78.05
	Dividend received on investment in mutual funds	17.40	—
	Miscellaneous income	7.68	3.89
	Exchange differences	19.43	17.67

		127.39	99.61

	*Tax deducted at source	16.55	14.69
15.	PROVISION FOR TAXATION
	Current Year
	Income taxes	226.31	212.09
	Deferred taxes	1.18	(12.59)

		227.49	199.50
	Prior Years	(0.49)	1.50

		227.00	201.00

Indian GAAP Financial Statements

INFOSYS TECHNOLOGIES LIMITED

			in Rs. crore
Schedules to the Statement of Cash flows for the year ended			March 31, 2004	March 31, 2003
16.	CHANGE IN LOANS AND ADVANCES
	As per the Balance Sheet		833.12	872.78
	Less:	Deposits with financial institutions and body corporate, included in
		cash and cash equivalents	(201.39)	(302.28)
		Advance income taxes separately considered	(349.88)	(289.99)

			281.85	280.51
	Less:	Opening balance considered	(280.51)	(152.88)

			1.34	127.63

17.	CHANGE IN CURRENT LIABILITIES AND PROVISIONS
	As per the Balance Sheet		1,883.52	703.23
	Add/ (Less): Provisions separately considered in the cash flow Statement
		Income taxes	(453.39)	(274.81)
		Dividends	(766.37)	(96.05)
		Dividend tax	(98.19)	(12.30)
		Non cash transactions – (Also refer 22.2.26c)	—	(24.50)
	Less:	Opening balance considered	(320.07)	(137.11)

			245.50	158.46

18.	INCOME TAXES PAID
	Charge as per the Profit and Loss Account		227.00	201.00
	Add:	Increase in advance income taxes	59.89	53.74
		(Increase)/Decrease in deferred taxes	(1.18)	12.59
	Less:	(Increase)/Decrease in income tax provision	(178.58)	(35.24)

			107.13	232.09

19.	PURCHASES OF FIXED ASSETS AND CHANGE IN CAPITAL WORK-IN- PROGRESS
	As per the Balance Sheet		302.95	317.87
	Less:	Opening Capital work-in-progress	(76.56)	(150.67)
	Less:	Non cash transactions – (also refer note 22.2.26c)	—	(24.50)
	Add:	Closing Capital work-in-progress	203.48	76.56

			429.87	219.26

20.	INVESTMENTS IN SECURITIES
	As per the Balance Sheet		1,027.38	33.20
	Add:	Provisions on investments	9.67	23.77

			1,037.85	56.97
	Less:	Opening balance considered	(33.20)	(44.44)

			1,003.85	12.53

21.	CASH AND CASH EQUIVALENTS AT THE END OF THE YEAR
	As per the Balance Sheet		1,638.01	1,336.23
	Add:	Deposits with financial institutions and body corporate, included
		herein	201.39	302.28

			1,839.40	1,638.51

Schedules to the Financial Statements for the year ended March 31, 2004

22. Significant accounting policies and notes on accounts

Company overview

Infosys Technologies Limited (“Infosys’’) along with its majority owned and controlled subsidiaries, Progeon Limited (“Progeon’’), Infosys Technologies (Australia) Pty. Limited (“Infosys Australia”), and Infosys Technologies (Shanghai) Co. Limited (“Infosys Shanghai”) is a leading global information technology, or IT, services company. The Company provides end-to-end business solutions that leverage technology thus enabling its clients to enhance business performance. The Company provides solutions that span the entire software life cycle encompassing consulting, design, development, re-engineering, maintenance, systems integration and package evaluation and implementation. In addition, the Company offers software products for the banking industry and business process management services.

22. 1 Significant accounting policies

22.1.1. Basis of preparation of financial statements

The accompanying financial statements are prepared in accordance with Indian Generally Accepted Accounting Principles (“GAAP”) under the historical cost convention on the accruals basis. GAAP comprises mandatory accounting standards issued by the Institute of Chartered Accountants of India (“ICAI”), the provisions of the Companies Act, 1956 and guidelines issued by the Securities and Exchange Board of India. These accounting policies have been consistently applied except where a newly issued accounting standard is initially adopted by the company. Management evaluates the effect of accounting standards issued on an on-going basis and ensures they are adopted as mandated by the ICAI. There are no recently issued accounting standards that management believes have a material impact on the financial statements of the company.

22.1.2. Use of estimates

The preparation of the financial statements in conformity with GAAP requires Infosys’ management (“Management”) to make estimates and assumptions that affect the reported balances of assets and liabilities and disclosures relating to contingent assets and liabilities as at the date of the financial statements and reported amounts of income and expenses during the period. Examples of such estimates include accounting for contract costs expected to be incurred to complete software development, provisions for doubtful debts, future obligations under employee retirement benefit plans, income taxes, post-sales customer support and the useful lives of fixed assets and intangible assets. Contingencies are recorded when it is probable that a liability will be incurred, and the amount can be reasonably estimated. Actual results could differ from those estimates.

22.1.3. Revenue recognition

Revenue from software development on fixed-price, fixed-time frame contracts is recognized as per the proportionate-completion method. On time-and-materials contracts, revenue is recognized as the related services are rendered. Annual Technical Services revenue and revenue from fixed-price maintenance contracts are recognized proportionately over the period in which services are rendered. Revenue from the sale of user licenses for software applications is recognized on transfer of the title in the user license, except in multiple arrangement contracts, where revenue is recognized as per the proportionate-completion method. Interest is recognized using the time-proportion method, based on rates implicit in the transaction. Dividend income is recognized when the company’s right to receive dividend is established.

22.1.4. Expenditure

The cost of software purchased for use in the software development and services is charged to cost of revenues in the year of acquisition. Charges relating to non-cancelable, long-term operating leases are computed on the basis of the lease rentals, payable as per the relevant lease agreements. Provisions are made for all known losses and liabilities. Provisions for any estimated losses on incomplete contracts are recorded in the period in which such losses become probable, based on current contract estimates. Leave encashment liability is provided on the basis of an actuarial valuation.

22.1.5. Fixed assets, intangible assets and capital work-in-progress

Fixed assets are stated at cost, less accumulated depreciation. Direct costs are capitalized until fixed assets are ready for use. Capital work-in-progress comprises outstanding advances paid to acquire fixed assets, and the cost of fixed assets that are not yet ready for their intended use before the balance sheet date. Intangible assets are recorded at the consideration paid for acquisition.

22.1.6. Depreciation and amortization

Depreciation on fixed assets is applied on the straight-line basis over the useful lives of assets estimated by the Management. Depreciation for assets purchased / sold during a period is proportionately charged. Individual low cost assets (acquired for less than Rs. 5,000/-) are entirely depreciated in the year of acquisition. Intangible assets are amortized over their estimated useful lives on a straight-line basis, commencing from the date the asset is available to the company for its use. The management estimates the useful lives for the various fixed assets as follows:

Buildings	15 years
Plant and machinery	5 years
Computer equipment	2-5 years
Furniture and fixtures	5 years
Vehicles	5 years

Intellectual property rights	1-2 years

22.1.7. Retirement benefits to employees

22.1.7.a. Gratuity

In accordance with the Payment of Gratuity Act, 1972, Infosys provides for gratuity, a defined benefit retirement plan (the “Gratuity Plan”) covering eligible employees. The Gratuity Plan provides a lump sum payment to vested employees at retirement, death, incapacitation or termination of employment, of an amount based on the respective employee’s salary and the tenure of employment. Liabilities with regard to the Gratuity Plan are determined by actuarial valuation, based upon which, the company contributes all the ascertained liabilities to the Infosys Technologies Limited Employees’ Gratuity Fund Trust (“Trust”). Trustees administer contributions made to the Trust and contributions are invested in specific designated instruments, as permitted by law. Investments are also made in mutual funds that invest in the specific designated instruments.

22.1.7.b. Superannuation

Certain employees of Infosys are also participants of a defined contribution plan. The company makes monthly contributions under the superannuation plan (the “Plan”) to the Infosys Technologies Limited Employees Superannuation Fund Trust based on a specified percentage of each covered employee’s salary. The company has no further obligations to the Plan beyond its monthly contributions.

22.1.7.c. Provident fund

Eligible employees receive benefits from a provident fund, which is a defined contribution plan. Both the employee and the company make monthly contributions to the provident fund plan equal to a specified percentage of the covered employee’s salary.

Infosys contributes a part of the contributions to the Infosys Technologies Limited Employees’ Provident Fund Trust. The remainders of the contributions are made to a Government administered provident fund. The company has no further obligations under the provident fund plan beyond its monthly contributions.

22.1.8. Research and development

Revenue expenditure incurred on research and development is expensed as incurred. Capital expenditure incurred on research and development is depreciated over the estimated useful lives of the related assets.

22.1.9. Foreign currency transactions

Revenue from overseas clients and collections deposited in foreign currency bank accounts are recorded at the exchange rate as of the date of the respective transactions. Expenditure in foreign currency is accounted at the exchange rate prevalent when such expenditure is incurred. Disbursements made out of foreign currency bank accounts are reported at a rate that approximates the actual monthly average rate. Exchange differences are recorded when the amount actually received on sales or actually paid when expenditure is incurred, is converted into Indian Rupees. The exchange differences arising on foreign currency transactions are recognized as income or expense in the period in which they arise.

Fixed assets purchased at overseas offices are recorded at cost, based on the exchange rate as of the date of purchase. The charge for depreciation is determined as per the company’s accounting policy.

Monetary current assets and monetary current liabilities that are denominated in foreign currency are translated at the exchange rate prevalent at the date of the balance sheet. The resulting difference is also recorded in the profit and loss account. In the case of forward contracts, the difference between the forward rate and the exchange rate on the date of the transaction is recognized as income or expense over the life of the contract.

22.1.10. Income tax

Income taxes are computed using the tax effect accounting method, where taxes are accrued in the same period the related revenue and expenses arise. A provision is made for income tax annually based on the tax liability computed, after considering tax allowances and exemptions. Provisions are recorded when it is estimated that a liability due to disallowances or other matters is probable.

The differences that result between the profit offered for income taxes and the profit as per the financial statements are identified, and thereafter a deferred tax asset or deferred tax liability is recorded for timing differences, namely the differences that originate in one accounting period and reverse in another, based on the tax effect of the aggregate amount being considered. The tax effect is calculated on the accumulated timing differences at the end of an accounting period based on prevailing enacted or substantially enacted regulations. Deferred tax assets are recognized only if there is reasonable certainty that they will be realized and are reviewed for the appropriateness of their respective carrying values at each balance sheet date. The income tax provision for the interim period is made based on the best estimate of the effective tax rate expected to be applicable for the full fiscal year.

22.1.11. Earnings per share

In determining earnings per share, the company considers the net profit after tax and includes the post-tax effect of any extraordinary items. The number of shares used in computing basic earnings per share is the weighted average number of shares outstanding during the period. The number of shares used in computing diluted earnings per share comprises the weighted average shares considered for deriving basic earnings per share, and also the weighted average number of equity shares that could have been issued on the conversion of all dilutive potential equity shares. The diluted potential equity shares are adjusted for the proceeds receivable, had the shares been actually issued at fair value (i.e. the average market value of the outstanding shares). Dilutive potential equity shares are deemed converted as of the beginning of the period, unless they have been issued at a later date. The number of shares and potentially dilutive equity shares are adjusted for stock splits and bonus shares, as appropriate.

22.1.12.Investments

Trade investments are the investments made to enhance the company’s business interests. Investments are either classified as current or long-term based on the Management’s intention at the time of purchase. Current investments are carried at the lower of cost and fair value. Cost for overseas investments comprises the Indian Rupee value of the consideration paid for the investment.

Long-term investments are carried at cost and provisions recorded to recognize any decline, other than temporary, in the carrying value of each investment. Any dividends are recorded as income in the profit and loss account.

22.1.13.Cash flow statement

Cash flows are reported using the indirect method, whereby profit before tax is adjusted for the effects of transactions of a non-cash nature and any deferrals or accruals of past or future cash receipts or payments. The cash flows from regular revenue generating, financing, and investing activities of the company are segregated. Cash flows in foreign currencies are accounted at average monthly exchange rates that approximate the actual rates of exchange prevailing at the dates of the transactions.

22.2 Notes on accounts

All amounts in the financial statements are presented in Rupees crore, except for per share data and as otherwise stated. All exact amounts are stated with the suffix “/-”. One crore equals 10 million.

The previous period’s / year’s figures have been regrouped / reclassified, wherever necessary to conform to the current period’s/year’s presentation.

22.2.1. Capital commitments and contingent liabilities

	As at
	March 31, 2004		March 31, 2003
Estimated amount of unexecuted capital contracts (net of advances and deposits)	Rs.	192.49	Rs.	86.49
Outstanding guarantees and counter guarantees to various banks, in respect of the guarantees given by those banks in favor of various government authorities and others	Rs.	8.97	Rs.	7.99

Claims against the company, not acknowledged as debts	Rs.	4.53	Rs.	15.17
Forward contracts outstanding
In US$	US$	143,000,000	US$	88,000,000
(Equivalent approximate in Rs. crore)	(Rs.	643.93)	(Rs.	425.87)
Unamortized income	Rs.	3.13	Rs.	2.46

During the quarter ended September 30, 2003, Ms. Jennifer Griffith, a former employee, filed a lawsuit against the company and its former director, Mr. Phaneesh Murthy. The lawsuit was served on the company during the quarter ended December 31, 2003. Management is reviewing the allegations. Based on its present knowledge of facts, management estimates that the lawsuit will not have material impact on the result of operation or financial position of the company.

22.2.2. Aggregate expenses

The following are the aggregate amounts incurred on certain specific expenses that are required to be disclosed under Schedule VI to the Companies Act, 1956.

	Year ended
	March 31, 2004	March 31, 2003
Salaries and bonus including overseas staff expenses	2,295.83	1,631.82
Contribution to provident and other funds	56.27	36.77
Staff welfare	13.76	8.53
Overseas travel expenses	215.00	215.60
Consumables	9.13	6.46
Cost of software packages
for own use	65.02	54.96
for service delivery to clients	16.04	12.99
Computer maintenance	11.91	9.34
Communication expenses	32.19	24.44
Consultancy charges	109.89	75.86
Provision for post-sales client support	0.30	(6.18)
Traveling and conveyance	23.70	17.95
Rent	38.88	29.30
Telephone charges	34.27	26.69
Professional charges	39.67	48.62
Printing and stationery	6.86	6.23
Advertisements	6.03	6.19
Office maintenance	29.07	22.85
Repairs to building	10.28	7.27
Repairs to plant and machinery	4.85	4.77
Power and fuel	28.72	22.60
Brand building	34.23	29.05
Insurance charges	23.84	10.03
Rates and taxes	5.46	5.41
Commission charges	7.27	10.58
Donations	14.29	6.09
Auditor’s remuneration
statutory audit fees	0.31	0.27
certification charges	0.03	0.03
others	0.24	—
out-of-pocket expenses	0.02	0.02
Provision for bad and doubtful debts	15.99	0.73
Provision for doubtful loans and advances	0.14	(0.07)
Bank charges and commission	0.75	0.75
Commission to non-whole time directors	1.49	1.12
Postage and courier	3.91	3.99
Books and periodicals	1.51	1.42
Research grants	0.54	—
Freight charges	0.84	0.58
Professional membership and seminar participation fees	3.57	3.55
Marketing expenses	5.99	6.72
Sales promotion expenses	0.69	0.46
Other miscellaneous expenses	8.46	6.86

	3,177.24	2,350.65

22.2.3. Quantitative details

The company is primarily engaged in the development and maintenance of computer software. The production and sale of such software cannot be expressed in any generic unit. Hence, it is not possible to give the quantitative details of sales and certain information as required under paragraphs 3, 4C and 4D of part II of Schedule VI to the Companies Act, 1956.

22.2.4. Imports (valued on the cost, insurance and freight basis)

	Year ended
	March 31, 2004	March 31, 2003
Capital goods	70.64	53.58
Software packages	10.26	4.87

22.2.5. Activity in foreign currency

	Year ended
	March 31, 2004	March 31, 2003
Earnings in foreign currency (on the receipts basis)
Income from software services and products	4,389.05	3,375.82
Interest received on deposits with banks	1.02	2.05
Expenditure in foreign currency (on the payments basis)
Travel expenses	165.34	141.87
Professional charges	30.87	33.27
Other expenditure incurred overseas for software development	1,730.42	1,360.26
Net earnings in foreign currency (on the receipts and payments basis)
Net earnings in foreign exchange	2,463.44	1,842.47

22.2.6. Obligations on long-term, non-cancelable operating leases

The lease rentals charged during the period and maximum obligations on long-term non-cancelable operating leases payable as per the rentals stated in the respective agreements are as follows:

	Year ended
	March 31, 2004	March 31, 2003
Lease rentals recognized during the period/year	38.88	29.30

	As at
Lease obligations	March 31, 2004	March 31, 2003
Within one year of the balance sheet date	25.04	17.93
Due in a period between one year and five years	56.74	36.00
Due after five years	4.82	7.00

	86.60	60.93

The operating lease arrangements extend for a maximum of ten years from their respective dates of inception and relates to rented overseas premises and car rentals.

Lease rental commitments on a contract with Progeon Limited, a subsidiary company under the same management, as at March 31, 2004 and 2003 due to Infosys within one year of the balance sheet date amounted to Rs. 8.02 and Rs. 4.05 and due in the period between one and five years amounted to Rs. 9.48 and 6.14 respectively. The lease for premises extends for a maximum period of five years from quarter ended June 30, 2002 (the period of inception).

The Sub-lease rentals received from Progeon during the year ended March 31, 2004 and 2003 amounted to Rs. 0.92 and Rs. nil respectively.

Fixed assets stated below have been provided on operating lease to Progeon, a subsidiary company under the same management, as at March 31, 2004 and 2003.

		Accumulated
Particulars	Cost	depreciation	Net book value
Building	12.57	2.00	10.57
	10.21	0.62	9.59
Plant and machinery	5.44	2.96	2.48
	2.94	0.70	2.24
Computers	1.24	1.07	0.17
	0.85	0.49	0.36
Furniture & fixtures	9.16	5.48	3.68
	2.64	0.88	1.76

Total	28.41	11.50	16.91
	16.64	2.69	13.95

The aggregate depreciation charged on the above during the year ended March 31, 2004 and 2003 amounted to Rs. 4.41 and Rs. 2.69 respectively.

The rental income from Progeon for the year ended March 31, 2004 and 2003 amounted to Rs. 6.49 and Rs. 1.96 respectively.

22.2.7. Related party transactions

The company entered into related party transactions with Progeon Limited, the subsidiary company under the same management. The transactions are set out below.

	Year ended
Particulars	March 31, 2004	March 31, 2003
Capital transactions:
Financing transactions - amount paid to Progeon for issue of 1,22,50,000 (1,22,49,993) fully paid equity shares of Rs 10/- each at par	12.25	12.25
Rental deposit	1.61	—

Revenue transactions:
Purchase of services	0.70	2.07

	0.70	2.07
Sale of services
Business consulting services	0.13	3.56
Shared services including facilities and personnel	12.70	9.61

	12.83	13.17

The company entered into related party transactions with Infosys Australia, the subsidiary company under the same management. The transactions are set out below.

	Year ended
Particulars	March 31, 2004	March 31, 2003
Capital transactions:
Purchase of fixed assets	3.50	—
Transfer of advances	2.33	—

Revenue transactions:
Purchase of services	46.00	—

Sale of services
Software services & products-overseas	2.82	—
Shared services including facilities and personnel	—	—

	2.82	—

The company entered into related party transactions with Infosys China, the subsidiary company under the same management. The transactions are set out below.

	Year ended
Particulars	March 31, 2004	March 31, 2003
Capital transactions:
Financing transactions - amount remitted towards capital	4.55	—

The company has an alliance with Supplychainge Inc., USA to jointly market and deliver lead-time optimization solutions. Prof. Marti G. Subrahmanyam, an external director of the company, is also a director on the board of Supplychainge Inc. During the year ended March 31, 2004 and 2003, the company paid Rs. 0.71 and Rs nil respectively to Supplychainge Inc. towards marketing services under this alliance. Additionally, amount receivable from Supplychainge Inc. as at March 31, 2004 and 2003 amounted to Rs. nil and Rs. 0.03 respectively, an amount that has been outstanding for a period exceeding six months and fully provided.

During the year ended March 31, 2004 and 2003, an amount of Rs. 12.00 and Rs. 5.53 respectively has been donated to Infosys Foundation a not-for-profit trust, in which certain directors of the company are trustees.

22.2.8. Transactions with key management personnel

Managerial remuneration for non-whole time directors

	Year ended
	March 31, 2004	March 31, 2003
Commission	1.49	1.12
Sitting fees	0.04	0.05
Reimbursement of expenses	0.33	0.43

Computation of net profit in accordance with section 349 of the Companies Act, 1956, and calculation of commission payable to non-whole time directors

	Year ended
	March 31, 2004	March 31, 2003
Net profit after tax from ordinary activities	1,243.47	957.93
Add:
1. Whole-time directors remuneration	2.47	6.07
2. Director’s sitting fees	0.04	0.05
3. Commission to non-whole time directors	1.49	1.12
4. Provision for bad and doubtful debts	15.99	0.73
5. Provision for bad loans and advances	0.14	(0.07)
6. Provision on investments	9.67	23.77
7. Depreciation as per books of accounts	230.90	188.95
8. Provision for taxation	227.00	201.00

	1,731.17	1,379.55
Less:
Depreciation as envisaged under section 350 of the Companies Act*	230.90	188.95

Net profit on which commission is payable	1,500.27	1,190.60

Commission payable to non-whole time directors:
Maximum allowed per the Companies Act, 1956 at 1%	15.00	11.91
Maximum approved by the shareholders (0.5%)	7.50	5.96
Commission approved by the board	1.49	1.12

* The company depreciates fixed assets based on estimated useful lives that are lower than those implicit in Schedule XIV of the companies act, 1956. Accordingly, the rates of depreciation used by the company are higher then the minimum prescribed by the Schedule XIV.

Key management personnel comprise our directors and statutory officers.

Particulars of remuneration and other benefits provided to key management personnel:

Particulars of remuneration and other benefits provided to key management personnel during the year ended March 31, 2004 and 2003, are set out below.

		Contributions to
		provident and	Perquisites and	Total
Name	Salary	other funds	incentives	remuneration
Chairman and Chief Mentor N R Narayana Murthy	0.08	0.04	0.10	0.22
	0.08	0.04	0.08	0.20
Chief Executive Officer, President and Managing Director Nandan M Nilekani	0.09	0.04	0.10	0.23
	0.08	0.04	0.07	0.19
Chief Operating Officer and Deputy Managing Director S Gopalakrishnan	0.08	0.04	0.10	0.22
	0.08	0.04	0.08	0.20
Whole-time Directors K Dinesh	0.09	0.04	0.10	0.23
	0.08	0.04	0.07	0.19
S D Shibulal	0.76	—	0.23	0.99
	1.09	—	0.15	1.24
T V Mohandas Pai Chief Financial Officer	0.11	0.04	0.16	0.31
	0.08	0.04	0.05	0.17
Srinath Batni	0.10	0.04	0.13	0.27
	0.08	0.04	0.05	0.17
Phaneesh Murthy	—	—	—	—
(Until July 23, 2002)	0.99	—	2.73	3.72

			Reimbursement of	Total
	Commission	Sitting fees	expenses	remuneration
Non-Wholetime Directors
Deepak M Satwalekarve	0.21	0.01	0.01	0.23
	0.12	—	0.02	0.14
Marti G Subrahmanyam	0.19	—	0.07	0.26
	0.12	0.01	0.08	0.21
Philip Yeo	0.15	—	0.01	0.16
	0.12	—	0.01	0.13
Jitendra Vir Singh	0.08	—	—	0.08
	0.29	0.01	0.09	0.39
Omkar Goswami	0.18	0.01	0.01	0.20
	0.12	0.01	0.02	0.15
Larry Pressler	0.16	—	0.01	0.17
	0.12	0.01	0.09	0.22
Rama Bijapurkar	0.19	0.01	0.01	0.21
	0.12	—	0.02	0.14
Claude Smadja	0.12	—	0.09	0.21
	0.17	0.01	0.10	0.28
Sridar A Iyengar	0.18	0.01	0.13	0.32
	—	—	—	—

Other Senior Management Personnel

Particulars of remuneration and other benefits provided to other senior management personnel during the year ended March 31, 2004 and 2003 are set out below.

		Contributions
		to provident	Perquisites		Total	Outstanding
		and other	and	Total	loans	loans and
Name	Salary	funds	incentives	remuneration	granted	advances
V Balakrishnan,	0.12	0.04	0.22	0.38	—	—
Company Secretary	0.05	0.02	0.10	0.17	—	—

In addition, the details of the options granted to non-whole time directors and other senior officers during the year ended March 31, 2004 and 2003 are as follows:

			Number of	Exercise price	Expiration of
Name	Date of Grant	Option plan	options granted	(in Rs.)	options
Non-Wholetime Directors
Sridar A Iyengar	April 10, 2003	1999	2,000	3,049.75	April 09, 2013
Claude Smadja	July 10, 2002	1999	2,000	3,333.65	July 09, 2012

22.2.9. Exchange differences

Other income includes exchange differences of Rs. 19.43 and 17.67 for the year ended March 31, 2004, and 2003, respectively. Of this amount, the losses on translation of foreign currency deposits amounted to Rs. nil and 0.97 for the year ended March 31, 2004 and 2003 respectively.

22.2.10. Research and development expenditure

	Year ended
	March 31, 2004	March 31, 2003
Capital	1.48	0.67
Revenue	43.06	13.77

	44.54	14.44

22.2.11. Unearned revenue

Unearned revenue as at March 31, 2004 amounting to Rs. 62.86 (as at March 31, 2003 Rs 61.85) primarily consists of client billings on fixed-price, fixed-time-frame contracts for which the related costs have not yet been incurred.

22.2.12. Dues to small-scale industrial undertakings

As at March 31, 2004 the company had no outstanding dues to small-scale industrial undertakings (as at March 31, 2003 - Rs. nil).

22.2.13. Stock option plans

The company currently has three stock option plans. These are summarized below.

1994 Stock Option Plan (“the 1994 Plan”)

As of March 31, 2004 the options to acquire 3,52,400 shares are outstanding with the Employee Welfare Trust. There are 3,17,600 outstanding options to acquire shares under the 1994 plan. The 1994 plan elapsed in fiscal year 2000 and, consequently, no further grants will be made under this plan.

1998 Stock Option Plan (“the 1998 Plan”)

The 1998 Plan was approved by the board of directors in December 1997 and by the shareholders in January 1998. The Government of India approved 29,40,000 ADSs representing 14,70,000 equity shares for issue under the Plan. The options may be issued at an exercise price that is not less than 90% of the fair market value of the underlying equity share on the date of the grant. The 1998 Plan automatically expires in January 2008, unless terminated earlier. All options under the 1998 Plan are exercisable for ADSs representing equity shares. A compensation committee comprising independent members of the board of directors administers the 1998 Plan. All options have been granted at 100% of fair market value.

Number of options granted, exercised and	Year ended
forfeited	March 31, 2004	March 31, 2003
Options granted, beginning of period/year	25,03,406	22,62,494
Granted during the period/year	95,900	5,80,200
Exercised during the period/year	(2,58,870)	(89,540)
Forfeited during the period/year	(4,04,931)	(2,49,748)

Options granted, end of period/year	19,35,505	25,03,406

1999 Stock Option Plan (“the 1999 Plan”)

In fiscal 2000, the company instituted the 1999 Plan. The shareholders and the board of directors approved the plan in June 1999, which provides for the issue of 66,00,000 equity shares to the employees. The compensation committee administers the 1999 Plan. Options will be issued to employees at an exercise price that is not less than the fair market value.

Fair market value is the closing price of the company’s shares in the stock exchange, where there is the highest trading volume on a given date and if the shares are not traded on that day, the closing price on the next trading day.

Number of options granted, exercised and	Year ended
forfeited	March 31, 2004	March 31, 2003
Options granted, beginning of period/year	50,61,171	46,68,815
Granted during the period/year	1,92,800	6,16,850
Exercised during the period/year	(2,68,543)	(12,178)
Forfeited during the period/year	(3,94,898)	(2,12,316)

Options granted, end of period/year	45,90,530	50,61,171

The aggregate options considered for dilution are set out in note 22.2.25

22.2.14. Pro forma disclosures relating to the Employee Stock Option Plans (“ESOPs)

The Securities and Exchange Board of India (“SEBI”) issued the Employee Stock Option Scheme and Employee Stock Purchase Scheme Guidelines in 1999, which is applicable to all stock option schemes established on or after June 19, 1999. In accordance with these guidelines, the excess of the market price of the underlying equity shares as of the date of the grant of the options over the exercise price of the options, including up-front payments, if any, is to be recognized and amortized on a straight-line basis over the vesting period. All options under the 1998 and 1999 stock option plans have been issued at fair market value, hence there are no compensation costs.

The company’s 1994 stock option plan was established prior to the SEBI guidelines on stock options.

Had the stock compensation costs for this stock option plan been determined as per the guidelines issued by SEBI, the company’s reported net profit would have been reduced to the pro forma amounts indicated below.

	Year ended
	March 31, 2004	March 31, 2003
Net profit:
- As reported	1,243.47	954.77
- Adjusted pro forma	1,230.57	931.60

22.2.15. Income taxes

The provision for taxation includes tax liabilities in India on the company’s global income as reduced by exempt incomes and any tax liabilities arising overseas on income sourced from those countries.

Most of Infosys’ operations are conducted through 100% Export Oriented Units (“EOU”). Income from EOUs are tax exempt for the earlier of 10 years commencing from the fiscal year in which the unit commences software development, or March 31, 2009. The Finance Act 2002, states that the exempt income from EOUs for the year commencing April 1, 2002, is restricted to 90% of its aggregate income. However, this restriction is not applicable for the year commencing from April 01, 2003, and accordingly, 100% of the income derived from EOU’s are exempt from taxation. Additionally, non-EOU exports are partly exempt from tax and such tax deductions are being phased out by fiscal 2004.

22.2.16. Cash and bank balances

Details of balances kept with non-scheduled banks as on balance sheet dates and the maximum balances kept with non-schedule banks during the period/year are as follows:

	As at
Balances with non-scheduled banks	March 31, 2004	March 31, 2003
In current accounts
ABN Amro Bank , Taipei, Taiwan	0.94	0.14
Bank of America, Palo Alto, USA	108.03	124.83
Bank of America (Nations bank) , Dallas, USA	—	2.92
Bank of China , Beijing China	0.03	—
Bank of Melbourne, Melbourne, Australia	0.23	0.16
Citibank NA, Melbourne, Australia	20.21	0.86
Citibank NA, Hong Kong	0.09	0.24
Citibank NA, Singapore	0.47	0.07
Citibank NA, Sydney, Australia	0.04
Citibank NA, Tokyo	0.08	0.70
Citibank NA, Sharjah UAE	0.03	—
Deutsche Bank, Brussels, Belgium	3.30	1.02
Deutsche Bank, Frankfurt, Germany	2.03	5.88
Deutsche Bank – Netherlands	0.05	0.29
Deutsche Bank, Paris, France	0.30	0.22
Deutsche Bank, Zurich, Switzerland	0.40	0.04
Fleet Bank (Bank of Boston) , Boston, USA	—	0.97
HSBC Bank PLC – Croydon, UK	11.17	12.86
National Bank of Sharjah, UAE	—	0.08
Nordbanken, Stockholm, Sweden	0.02	0.19
Nova Scotia Bank, Toronto, Canada	5.33	3.60
Royal Bank of Canada, Canada	6.21	—
Svenska Handeb Bank, Sweden	0.26	0.43
Sanwa Bank, Tokyo, Japan	0.22	0.43

	159.44	155.93

	Year ended
Maximum balance held in non-scheduled banks during the period/year	March 31, 2004	March 31, 2003
in current accounts
ABN Amro Bank, Brussels, Belgium	—	0.12
ABN Amro Bank, Taipei, Taiwan	0.96	0.14
Bank of America, Concord, USA	—	3.47
Bank of America, Hong Kong	—	0.38
Bank of America, Palo Alto, USA	263.45	271.39
Bank of America, Singapore	—	0.38
Bank of America (Nations Bank), Dallas, USA	6.98	4.41
Bank of China , Beijing China	0.13	—
Bank of Melbourne, Melbourne, Australia	3.20	2.82
Citibank NA, Melbourne, Australia	20.21	1.35
Citibank NA, Hong Kong	0.41	0.40
Citibank NA, Singapore	0.57	0.24
Citibank NA, Sydney, Australia	15.31
Citibank NA, Tokyo	5.74	5.38
Citibank NA, Sharjah, UAE	0.11	—
Deutsche Bank, Brussels, Belgium	18.24	24.38
Deutsche Bank, Frankfurt, Germany	22.37	7.83
Deutsche Bank – Netherlands	1.69	1.05
Deutsche Bank, Paris, France	2.97	1.53
Deutsche Bank, Zurich, Switzerland	15.94	0.35
Fleet Bank (Bank of Boston), Boston, USA	0.97	2.19
Fleet Bank (Summit Bank), New Jersey, USA	—	2.03
HSBC Bank PLC – Croydon, UK	38.00	36.58
National Bank of Sharjah, UAE	0.08	0.11
Nordbanken, Stockholm, Sweden	0.41	0.41
Nova Scotia Bank, Toronto, Canada	8.69	4.78
Royal bank of Canada, Canada	10.09	—
UFJ Bank, Tokyo, Japan	2.67	7.82
Svenska Handels Bank, Sweden	4.25	0.93
Bank One, Columbus, USA	—	4.90

The cash and bank balances include interest accrued but not due on fixed deposits amounting to Rs. 7.28 and Rs.7.56 for the year ended March 31, 2004 and 2003 respectively.

22.2.17. Loans and advances

“Advances” mainly comprises prepaid travel and per-diem expenses and advances to vendors.

Deposits with financial institutions and a body corporate comprise:

	As at
	March 31, 2004	March 31, 2003
Deposits with financial institutions:
Housing Development Finance Corporation Limited	201.39	151.16
Deposit with body corporate:
GE Capital Services India Limited	—	151.12

	201.39	302.28

Interest accrued but not due (included above)	1.39	2.28

Maximum balance held in non-scheduled banks during the period/year

	Year ended
	March 31, 2004	March 31, 2003
Deposits with financial institutions:
Housing Development Finance Corporation Limited	201.70	151.29
Deposit with body corporate:
GE Capital Services India Limited	151.82	152.02

The financial institutions and the body corporate have superior credit ratings from a premier credit rating agency in the country. Mr. Deepak M Satwalekar, Director, is also Director of HDFC. Prof. Marti G. Subrahmanyam, Director, is also a director in ICICI Bank Limited. Except as directors in these financial institutions, these persons have no direct interest in these transactions.

22.2.18. Fixed assets

Profit / loss on disposal of fixed assets

	Year ended
	March 31, 2004	March 31, 2003
Profit on disposal of fixed assets	0.04	0.26
Loss on disposal of fixed assets	—	(0.25)

Profit/(loss) on disposal of fixed assets, net	0.04	0.01

Depreciation charged to the profit and loss account relating to assets costing less than Rs. 5,000/- each

	Year ended
	March 31, 2004	March 31, 2003
Charged during the period/year	28.61	14.25

The company has entered into lease-cum-sale agreements to acquire certain properties. In accordance with the terms of these agreements, the company has the option to purchase the properties on expiry of the lease period. The company has already paid 99% of the value of the properties at the time of entering into the lease-cum-sale agreements. These amounts are disclosed as “Land - leasehold” under “Fixed assets” in the financial statements. Additionally, certain land has been purchased for which the company has possession certificate for which sale deeds are yet to be executed as at March 31, 2004.

During the year ended March 31, 2003, the company entered into several arrangements to purchase Intellectual Property Rights (“IPR”). These primarily included:

The purchase of IPR in the Trade IQ, a treasury management product, from IQ Financial Systems Inc., USA (“IQFS”) for a consideration of Rs. 16.97 (US$ 3.47 million).

An agreement to purchase IPR in AUTOLAY, a commercial software application product, with the Aeronautical Development Agency, India (“ADA”). The company has a firm commitment to share revenues with ADA for a maximum of US$ 5 million (Rs. 24.50) payable by 10 years from the contract date after which the ownership of intellectual property in AUTOLAY will transfer to the company.

Purchase of a non-exclusive global license in ILink, a signature display software, from Integra Microsystems Private Limited, for Rs. 0.65.

During the year ended March 31, 2004, management reduced the remaining estimated useful life of the intellectual property in a commercial software application product to three months, effective August 2003 and treasury management product to two months, effective November 2003. The revised estimation represents management’s present evaluation of the expected future commercial benefits from these products. The revision has resulted in an increased charge to the profit-and-loss account of Rs. 20.28 in the year ended March 31, 2004.

22.2.19. Details of Investments

	As at
	March 31, 2004	March 31, 2003
Long- term investments
Yantra Corporation, USA,
20,00,000 (20,00,000) common stock at US$0.20 each, fully paid, par value US$0.01 each	1.42	1.42
1 (1) Fully paid warrant to purchase 55,00,000 common stock, at US$0.19 each, exercise price of US$0.01 each	3.91	3.91
6,36,363 (6,36,363) Series A convertible preferred stock, at US$0.75 each, fully paid, par value US$0.01 each	1.73	1.73
CiDRA Corporation, USA
12,752 (33,333) Series D convertible preferred stock at US$90 each, fully paid, par value US$ 0.01 each	5.11	13.40
CyVera Corporation, USA
25,461 (nil) , Series A preferred stock par value $0.001	—	—
Alpha Thinx Mobile Phone Services AG, Austria
Nil (27,790) bearer shares at € 20 each, fully paid, par value € 1 each	—	2.21
JASDIC Park Company, Japan
Nil (480) common stock at ¥50,000 each, fully paid, par value ¥ 50,000 each	—	0.75
Asia Net Media (BVI) Ltd., the British Virgin Islands
3,00,00,000 (3,00,00,000) ordinary shares at US$0.05 each, fully paid, par value US$0.01 each	6.85	6.85
OnMobile Systems Inc., (formerly Onscan Inc.) USA
1,00,000 (1,00,000) common stock at US$0.4348 each, fully paid, par value US$0.001 each	0.20	0.20
1,00,000 (1,00,000) Series A voting convertible preferred stock at US$0.4348 each, fully paid, par value US$0.001 each	0.20	0.20
44,00,000 (44,00,000) Series A non-voting convertible preferred stock at US$0.4348 each, fully paid, par value US$0.001 each	8.55	8.55
Stratify Inc. (formerly PurpleYogi Inc.), USA
Nil (2,76,243) Series D convertible preferred stock at US$1.81 each fully paid, par value US$0.001 each	—	2.33
Workadia Inc. USA
Nil (22,00,000) Series B convertible preferred stock at US$1.00 each, fully paid, par value US $0.0002 each (adjusted for stock splits)	—	10.32
Software Services Support Education Center Limited
1 (1) equity share of Rs.10 each, fully paid, par value Rs.10	—	—
The Saraswat Co-operative Bank Limited, India
1,035 (1,035) equity shares of Rs.10 each, fully paid, par value Rs.10	—	—
M-Commerce Ventures Pte Ltd, Singapore
Units in the company, each unit representing 1 ordinary share of Singapore $1 each, fully paid, par value Singapore $1 and 9 redeemable preferred shares of Singapore $1 , fully paid, at a premium of Singapore $1,110 per redeemable preferred stock

100 (80) ordinary shares	—	—
684 (720) redeemable preference shares	2.04	2.11
216 (nil) redeemable preference shares	—	—

	30.01	53.98

	As at March 31
	2004	2003
Money market mutual Funds
Birla Cash Plus Monthly Dividend Payout Plan , India
2,00,00,000 (nil) units of NAV of Rs. 10.0000 each, at cost	20.00	—
2,99,80,213 (nil) units of NAV of Rs. 10.0013 each, at fair value	29.98	—
99,73,868 (nil) units of NAV of Rs. 10.0013 each, at fair value	9.98	—
2,99,65,839 (nil) units of NAV of Rs. 10.0013 each, at fair value	29.97	—
99,83,627 (nil) units of NAV of Rs. 10.0013 each, at fair value	9.99	—
Deutsche bank Insta cash fund
2,46,26,175 (nil) units of NAV of Rs. 10.1518 each, at cost	25.00	—
DSP Merrill Lynch Liquidity Fund, India
2,02,23,638 (nil) units of NAV of Rs. 12.4032 each, at cost	25.08	—
2,01,48,941 (nil) units of NAV of Rs. 12.4071 each, at fair value	25.00	—
Grindlays Cash Fund - Institutional Plan, India
4,71,94,744 (nil) units of NAV of Rs. 10.5944 each, at cost	50.00	—
94,07,161 (nil) units of NAV of Rs. 10.6027 each, at fair value	9.97	—
3,77,05,258 (nil) units of NAV of Rs. 10.6027 each, at fair value	39.98
HDFC Liquid Fund - Premiem Plus Plan - Dividend, India
1,67,72,754 (nil) units of NAV of Rs. 11.9241 each, at cost	20.00	—
1,67,60,666 (nil) units of NAV of Rs. 11.9327 each, at cost	20.00	—
83,85,182 (nil) units of NAV of Rs. 11.9258 each, at cost	10.00	—
83,61,274 (nil) units of NAV of Rs. 11.9599 each, at cost	10.00	—
20,871,772 (nil) units of NAV of Rs. 11.9779 each, at cost	25.00	—
HSBC Cash Fund, India
2,39,58,064 (nil) units of NAV of Rs. 10.4349 each, at cost	25.00	—
2,39,13,834 (nil) units of NAV of Rs. 10.4416 each, at fair value	24.97	—
JM High Liquidity Fund - Institutional Plan - Dividend, India
1,99,51,319 (nil) units of NAV of Rs. 10.0226 each, at fair value	20.00	—
1,99,65,260 (nil) units of NAV of Rs. 10.0174 each, at cost	20.00	—
99,79,542 (nil) units of NAV of Rs. 10.0205 each, at cost	10.00	—
99,77,949 (nil) units of NAV of Rs. 10.0221 each, at cost	10.00	—
39,902,638 (nil) units of NAV of Rs. 10.0226 each, at fair value	39.99	—
Kotak Mahindra Liquid Institutional Premium Plan, India
4,98,56,409 (nil) units of NAV of Rs. 10.0267 each, at fair value	49.99	—
4,98,55,916 (nil) units of NAV of Rs. 10.0267 each, at fair value	49.99	—
Principal Cash Management Fund, India
2,49,50,598 (nil) units of NAV of Rs. 10.0198 each, at cost	25.00	—
2,99,97,300 (nil) units of NAV of Rs. 10.0009 each, at cost	30.00	—
Prudential ICICI Liquid Plan - Institutional Monthly Dividend, India
3,34,49,157 (nil) units of NAV of Rs. 11.9178 each, at fair value	39.86	—
83,89,051 (nil) units of NAV of Rs. 11.9178 each, at fair value	10.00	—
3,34,88,777 (nil) units of NAV of Rs. 11.9178 each, at fair value	39.91	—
83,87,714 (nil) units of NAV of Rs. 11.9178 each, at fair value	10.00	—
Reliance Liquid Fund Treasury Plan, India
3,93,95,110 (nil) units of NAV of Rs. 15.2062 each, at cost	59.90	—
SBI Insta Cash Fund - Dividend Plan , India
2,37,55,900 (nil) units of NAV of Rs. 10.5317 each, at cost	25.02	—
Templeton India Treasury Management Account, India
2,01,071 (nil) units of NAV of Rs. 1244.4256 each, at cost	25.02	—
2,41,085 (nil) units of NAV of Rs. 1244.3753 each, at cost	30.00	—
UTI Liquid Cash Plan, India
2,49,23,733 (nil) units of NAV of Rs. 10.0306 each, at cost	25.00	—

	929.60	—

The following are the particulars of strategic investments made during the year ended March 31, 2004 and 2003:

	Year ended
Particulars of investee companies	March 31, 2004	March 31, 2003
Progeon Limited, India	12.25	12.25
Infosys Technologies (Shanghai) Co. Limited, China	4.55	—
M-Commerce Ventures Pte. Limited, Singapore *	(0.07)	0.27

	16.73	12.52

*Net of redemptions

Infosys holds 100% of the equity share capital of Progeon. The equity shares have been issued to Infosys as per the terms of the stock subscription agreement signed in April 2002, between Infosys, Citicorp International Finance Corporation (“CIFC”) and Progeon. 12,250,000 equity shares have been issued to Infosys in each of April 2002 and March 2004 for an aggregate consideration of Rs. 24.50. Pursuant to the agreement, CIFC has been issued 4,375,000 0.0005% cumulative convertible preference shares each on June 30, 2002 and March 31, 2004 for an aggregate consideration of Rs. 93.80. The preference shares are convertible to an equal number of equity shares based on certain events as agreed between the company and CIFC.

On January 2, 2004, the company acquired 100% of equity in Expert Information Services Pty Limited, Australia. The transaction value approximates Aus $ 31.0 million (US $ 23.24 million or Rs. 105.86). The consideration comprises a payment in cash on conclusion, an earn-out on achieving financial conditions over a three year period ending March 31, 2007, and the release of the balance retained in escrow for representations and warranties made by the selling share holders. The acquired company has been renamed as Infosys Technologies (Australia) Pty Limited.

The company received Rs.0.35 towards return of premium of S$ 1,110 /- each on 126 redeemable preference shares of face value of S$1/- each during the quarter ended September 30, 2003 from M-Commerce. Further, the company received Rs.0.26 towards return of premium of S$ 1,110 /- each on 90 redeemable preference shares of face value of S$1/- each during the quarter ended March 31, 2004 from M-Commerce. Accordingly, the aggregate investment in M-Commerce as at March 31, 2004 amounts to Rs. 2.04.

During the year, the company received an amount of Rs. 6.02 received from CiDRA Corporation, USA on a buy back offer.

During the year, Infosys received Rs. 3.27 from Workadia Inc. and Rs. 0.46 from Stratify Inc. towards recovery of the amounts invested. The remainder of the investment was written off during the year ended March 31, 2004.

Subsequent to the year end, on April 8, 2004, the Board approved the formation of a new wholly-owned subsidiary, Infosys Consulting, Inc., incorporated in Texas, USA (Infosys Consulting) to add high-end consulting capabilities to Infosys’ global delivery model. The Board approved an investment of up to US$ 20 million in Infosys Consulting.

22.2.20. Unbilled revenue

Unbilled revenue as at March 31, 2004 amounts to Rs. 92.86 (as at March 31, 2003 Rs. 91.64) primarily comprises the revenue recognized in relation to efforts incurred on fixed-price, fixed-time-frame contracts until the balance sheet date.

22.2.21. Segment reporting

The company’s operations predominantly relate to providing IT services, delivered to customers globally operating in various industry segments. Accordingly, IT service revenues represented along industry classes comprise the primary basis of segmental information set out in these financial statements. Secondary segmental reporting is performed on the basis of the geographical location of customers.

The accounting principles consistently used in the preparation of the financial statements are also consistently applied to record income and expenditure in individual segments. These are as set out in the note on significant accounting policies.

Industry segments at the company are primarily financial services comprising customers providing banking, finance and insurance services; manufacturing companies; companies in the telecommunications and the retail industries; and others such as utilities, transportation and logistics companies.

Income and direct expenses in relation to segments is categorized based on items that are individually identifiable to that segment, while the remainder of the costs are categorized in relation to the associated turnover of the segment. Certain expenses such as depreciation, which form a significant component of total expenses, are not specifically allocable to specific segments as the underlying services are used interchangeably. The company believes that it is not practical to provide segment disclosures relating to those costs and expenses, and accordingly these expenses are separately disclosed as “unallocated” and directly charged against total income.

Fixed assets used in the company’s business or liabilities contracted have not been identified to any of the reportable segments, as the fixed assets and services are used interchangeably between segments. Accordingly, no disclosure relating to total segment assets and liabilities are made.

Customer relationships are driven based on the location of the respective client. North America comprises the United States of America, Canada and Mexico; Europe includes continental Europe (both the east and the west), Ireland and the United Kingdom; and the Rest of the World comprising all other places except, those mentioned above and India.

Geographical revenues are segregated based on the location of the customer who is invoiced or in relation to which the revenue is otherwise recognized.

Industry segments

Year ended March 31, 2004 and 2003

	Financial
	services	Manufacturing	Telecom	Retail	Others	Total
Revenues	1,722.08	716.47	774.83	563.16	984.35	4,760.89
	1,355.94	597.84	543.19	414.54	711.18	3,622.69
Identifiable operating expenses	728.69	311.01	317.93	210.29	413.33	1,981.25
	546.77	243.93	186.18	132.45	264.64	1,373.97
Allocated expenses	433.73	180.08	193.52	141.58	247.08	1,195.99
	377.31	157.77	143.72	109.56	188.32	976.68

Segmental operating income	559.66	225.38	263.38	211.29	323.94	1,583.65
	431.86	196.14	213.29	172.53	258.22	1,272.04
Unallocable expenses						230.90
						188.95

Operating income						1,352.75
						1,083.09

Other income (expense), net						117.72
						75.84

Net profit before taxes						1,470.47
						1,158.93
Income taxes						227.00
						201.00

Net profit after taxes						1,243.47
						957.93

Geographic segments

Year ended March 31, 2004 and 2003

				Rest of the
	North America	Europe	India	World	Total
Revenues	3401.42	913.84	66.20	379.43	4760.89
	2,637.51	641.58	79.18	264.42	3,622.69
Identifiable operating expenses	1422.01	371.35	18.25	169.64	1981.25
	1,052.82	224.82	19.79	76.54	1,373.97
Allocated expenses	856.13	229.10	16.73	94.03	1195.99
	704.20	169.21	30.01	73.26	976.68

Segmental operating income	1123.28	313.39	31.22	115.76	1583.65
	880.49	247.55	29.38	114.62	1,272.04
Unallocable expenses					230.90
					188.95
Operating income					1352.75
					1,083.09
Other income (expense), net					117.72
					75.84

Net profit before taxes					1470.47
					1,158.93
Income taxes					227.00
					201.00

Net profit after taxes					1243.47
					957.93

22.2.22. Provision for doubtful debts

Periodically, the company evaluates all customer dues to the company for collectibility. The need for provisions is assessed based on various factors including collectibility of specific dues, risk perceptions of the industry in which the customer operates, general economic factors, which could effect the customer’s ability to settle. The company normally provides for debtor dues outstanding for 180 days or longer as at the balance sheet date. As at March 31, 2004 the company has provided for doubtful debts of Rs. 13.36 (as at March 31, 2003 Rs 14.31) on dues from certain customers although the outstanding amounts were less than 180 days old, since the amounts were considered doubtful of recovery. The company continues pursuing the parties for recovery of the dues, in part or full.

22.2.23. Provisions for investments

The Company evaluates all investments for any diminution in their carrying values that is other than temporary. During the year ended March 31, 2004 and 2003, the amount of provision made on trade investments amount to Rs. 9.24 and Rs. 23.77 respectively.

The company provided Rs. 0.43 and Rs. nil during the year ended March 31, 2004 and 2003, respectively, on revision of the carrying amount of non-trade investments to fair value.

22.2.24. Dividends remitted in foreign currencies

Infosys does not make any direct remittances of dividends in foreign currency. The company remits the equivalent of the dividends payable to the holders of ADS (“ADS holders”) in Indian Rupees to the depositary bank, which is the registered shareholder on record for all owners of the company’s ADSs. The depositary bank purchases the foreign currencies and remits dividends to the ADS holders.

Particulars of dividends remitted are as follows:

	Number of shares to
	which the dividends	Year ended
Particulars	relate	March 31, 2004	March 31, 2003
Final dividend for fiscal 2002	21,18,500	—	2.65
Interim dividend for fiscal 2003	21,44,047	—	2.68
Final dividend for Fiscal 2003	21,60,870	3.13	—
Interim dividend for fiscal 2004	51,78,450	7.51	—

22.2.25. Reconciliation of basic and diluted shares used in computing earnings per share

	Year ended
	March 31, 2004	March 31, 2003
Number of shares considered as basic weighted average shares outstanding	66,361,944	6,62,11,068
Add: Effect of dilutive issues of shares/stock options	834,810	6,05,753

Number of shares considered as weighted average shares and potential shares outstanding	67,196,754	6,68,16,821

22.2.26. NOTES ON THE STATEMENT OF CASH FLOW

22.2.26.a.

The balance of cash and cash equivalents includes Rs. 1.98 as at March 31, 2004 (1.60 as at March 31, 2003) set aside for payment of dividends. Also, an amount of Rs. 0.04 has been retained in escrow as at March 31, 2004 (Rs. nil as at March 31, 2003).

22.2.26.b.

Long-term investments in securities include Rs. 24.50 invested in Progeon Limited, a subsidiary, in the year ended March 31, 2004 (Rs. 12.25 in the year ended March 31, 2003). For the year ended March 31, 2004, it includes an amount of US$ 1 million (Rs. 4.55) towards investment in capital of Infosys Technologies (Shanghai) Co. Limited, China.

22.2.26.c.

The cash flows for the year ended March 31, 2003 excludes an agreement to purchase intellectual property for Rs. 24.50, as the intellectual property and its corresponding liability are in substance a non- cash transaction.